August 13, 2007

Alberta Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec

Dear Sirs/Mesdames:

Re: Change in Auditors

We are pleased to be appointed as auditors of Zi Corporation (the "Company'}. We also acknowledge receipt of Zi Corporation's Notice of Change of Auditors dated June 28, 2007. We confirm that we are in agreement with the statements contained in the said Notice as they relate to us. As previously discussed, the Company is required to file certain necessary information with the relevant provincial securities commissions related to the change of auditor of a Reporting Issuer, as further described in National Instrument 51-102 ("NI 51-102") - Continuous Disclosure Obligations, Part 4.11 - Change of Auditor.

We encourage management of the Company to consult with legal counsel regarding the appropriate completion of the reporting requirements under Part 4.11 of NI 51-102, including the preparation of a change of auditor notice that is required to be circulated to us and to the Company's former auditors. Should you have any questions or require further information, please do not hesitate to contact me.

Yours sincerely,

Luana Comin-Sartor, CA*

* Services provided through Luana Comin-Sartor Professional Corporation, Partner

A Member of Ernst & Young Global